SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIFTH THIRD BANCORP
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Depositary Shares of Fifth Third Bancorp Each Representing 1/250th Interest in a Share of 8.50% Non-Cumulative Perpetual Convertible Preferred Stock, Series G
(Title of Class of Securities)

316773209
(CUSIP Number of Class of Securities)

Paul L. Reynolds, Esq.
Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263
(513) 534-6757 (fax)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 651-3836 (fax)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$ 932,515,000	$52,034.34

*
This valuation assumes the exchange of 11,075,000 depositary shares each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share, or “Series G Preferred Stock,” of Fifth Third Bancorp (“Fifth Third”), for shares of common stock of Fifth Third, no par value per share and cash. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on $84.20,  the average of the high and low prices per depositary share as reported on the NASDAQ Global Select Market on May 13, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52,034.34	Filing Party:	Fifth Third Bancorp
Form or Registration No.:	SC TO-I	Date Filed:	May 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission dated May 20, 2009, relating to an offer by Fifth Third Bancorp, an Ohio corporation (“Fifth Third” or the “Company”), to exchange (the “Exchange Offer”) 2,158.8272 shares of the Company’s common stock, no par value and $7,500 in cash, for each set of 250 validly tendered and accepted depositary shares (the “Depositary Shares”) (shares must be tendered in integral multiples of 250), each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share (the “Series G Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 20, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

Except as set forth herein, the Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.  All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Items 1, 4(a) and 7(a).

The Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO, filed with the Securities and Exchange Commission on May 20, 2009, and Items 1, 4(a) and 7(a) of the Schedule TO, are hereby amended and supplemented as follows:

(1) Fifth Third has amended the terms of the Offer to Exchange, as set forth in the Offer to Exchange, dated May 20, 2009, filed as Exhibit (a)(1)(A) to the Schedule TO, filed with the Securities and Exchange Commission on May 20, 2009 to increase the cash consideration being offered for each set of 250 validly tendered and accepted Depositary Shares from $7,500 to $8,250.  As a result, all references to “$7,500” in the Offer to Exchange and the Letter of Transmittal shall be deleted and “$8,250” shall be substituted in lieu thereof and all references to “$30” in the Offer to Exchange shall be deleted and “$33” shall be substituted in lieu thereof.

(2) The Company would require 95,636,044 shares of common stock and $365,475,000 in cash to purchase 100% of the outstanding Depositary Shares.

(3) The paragraph under the heading, “SUMMARY,” “Current Offering,” on page 6 of the Offer to Exchange is deleted in its entirety and replaced with the following paragraphs:

“Regulatory approval to use cash to acquire shares of Fifth Third’s capital stock is required by terms of Fifth Third’s participation in Treasury’s Capital Purchase Program in connection with the sale to Treasury of Series F Preferred Stock on December 31, 2008.

The U.S. Department of Treasury has granted Fifth Third permission to use cash as part of the consideration to be paid by Fifth Third in the Offer to Exchange, provided that such cash represents proceeds from the sale of Fifth Third’s equity securities.  On May 20, 2009, the Company commenced an at-the-market offering of up to $750 million of the Company’s common stock from time to time pursuant to its prospectus supplement dated that same date under the Company’s existing shelf registration statement.  On June 4, 2009, the Company amended the at-the-market offering to increase the aggregate offering price of shares that can be offered in such offering to $1 billion.  Some or all of the proceeds of such at-the-market offering, or other equity offerings as may be undertaken after the date hereof, will be used to fund the cash portion of the Offer to Exchange.”

Item 12. Exhibits.

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)	Offer to Exchange, dated May 20, 2009.*

(a)(1)(B)	Form of Letter of Transmittal (Annex A to the Offer to Exchange).*

(a)(1)(C)	Form of Letter to DTC Participants.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(5)	Press Release, dated May 20, 2009.*

(a)(6)	Press Release, dated June 4, 2009

(b)	Not applicable.*

(d)
Deposit Agreement, dated June 25, 2008, between Fifth Third Bancorp, Wilmington Trust Company, as depositary and conversion agent and American Stock Transfer & Trust Company, LLC, as transfer agent, and all holders from time to time of Receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated June 25, 2008, and incorporated herein by referenced).*

(g)	Not applicable.

(h)	Tax Opinion of Graydon Head & Ritchey LLP.*

_____________
* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2009

FIFTH THIRD BANCORP

By:	/s/ Ross J. Kari
Ross J. Kari Executive Vice President And Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)	Offer to Exchange, dated May 20, 2009.*

(a)(1)(B)	Form of Letter of Transmittal (Annex A to the Offer to Exchange).*

(a)(1)(C)	Form of Letter to DTC Participants.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(5)	Press Release, dated May 20, 2009.*

(a)(6)	Press Release, dated June 4, 2009

(b)	Not applicable.*

(d)
Deposit Agreement, dated June 25, 2008, between Fifth Third Bancorp, Wilmington Trust Company, as depositary and conversion agent and American Stock Transfer & Trust Company, LLC, as transfer agent, and all holders from time to time of Receipts described therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K dated June 25, 2008, and incorporated herein by referenced).*

(g)	Not applicable.

(h)	Tax Opinion of Graydon Head & Ritchey LLP.*

_____________
* Previously filed.